Exhibit 12.1
BLACKBOARD INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands except ratio data)
Earnings:
(Loss) income before (provision) benefit for income taxes	$(14,736)	$(811)	$10,348	$27,544	$(15,319)	$218	$3,324
Fixed charges, as below	1,844	1,547	1,013	712	7,506	748	1,048

	$(12,892)	$736	$11,361	$28,256	$(7,813)	$966	$4,372
Fixed charges:
Interest expense	$737	$573	$179	$49	$5,354	$578	$758
Portion of rent expense representative of interest factor	1,107	974	834	663	451	136	79
Amortization of debt discount	—	—	—	—	1,701	34	211

	$1,844	$1,547	$1,013	$712	$7,506	$748	$1,048

Ratio of earnings to fixed charges	—	—	11.22x	39.69x	—	1.29x	4.17x

Deficiency of earnings available to cover fixed charges	$14,736	$811	$—	$—	$15,319	$—	$—